September 3, 2024

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:Stephany Yang

Claire Erlanger

Re:SecureTech Innovations, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed May 1, 2024

Form 10-Q for the Fiscal Quarter Ended March 31, 2024

Filed May 15, 2024

File No. 000-55927

Dear Ms. Yang and Ms. Erlanger:

This letter is submitted on behalf of SecureTech Innovations, Inc. (“Company”) in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“SEC”) in your letter dated August 8, 2024, relating to the above referenced EDGAR filings.

For your convenience, we have set forth the original comment from your letter in bold and italicized typeface to which we are responding.

Form 10-K for the Fiscal Year Ended December 31, 2023

Exhibits 31.1, 31.2, 32.1, and 32.2 Certifications, page X-31

1.We note the certifications of your Chief Executive Officer and Principal Financial Officer reference the Form 10-K for the year ended December 31, 2022. Please revise future filings to refer to the appropriate periodic report.

Company Response:

We acknowledge the Staff’s comment and will revise the disclosure in future filings.

Ms. Yang and Ms. Erlanger

September 3, 2024

Form 10-Q for the Fiscal Quarter Ended March 31, 2024

Cover page

2.We note that on the cover page of the Form 10-Q, you indicated by check mark that you are an emerging growth company, which is inconsistent with your disclosure on the cover page in the Form 10-K for the year ended December 31, 2023. We also note your disclosure on page 25 that you elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act, but it appears the Company no longer qualifies as an emerging growth company. Please advise or revise future filings.

Company Response:

We acknowledge the Staff’s comment and will revise the disclosure in future filings.

If you have any further questions, please do not hesitate to contact us again.

Very truly yours, /s/ Anthony Vang
Treasurer, Secretary, Principal Financial Officer, Principal Accounting Officer and Director